Cassidy & Associates
Attorneys at Law
1504 R Street, N.W.
Washington, D.C. 20009
—
(202) 387-5400

Telecopy Number
(202) 745-1920

E-Mail Address
Cassidy_Law@aol.com

Practice Limited to
Federal Securities
Law Matters

February 23, 2006

HAND DELIVERED
John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

> Re: Loans4Less.com, Inc. Offering Statement on Form 1-A, Amendment #5
> File No. 24-10109
> Date of Comment Letter: February 6, 2006

Dear Mr. Reynolds:

I enclose for filing seven copies, one of which has been manually signed, of Amendment No. 5 to the Offering Circular on Form 1-A of Loans4Less.com, Inc. and three of which, without exhibits, are marked to show changes. I have simultaneously with this filing delivered courtesy copies of this amendment, marked to show changes, to Carlton Tartar, Terence O'Brien, Pamela Howell and Thomas Kluck of the Securities and Exchange Commission.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated February 6, 2006 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Offering Statement. A copy of the Comment Letter has been attached to the courtesy hard copies.

The page numbers referenced in this letter relate to the information set forth in the hard copy marked to show changes version of the Offering Statement as delivered by courtesy copy and may not directly correspond to the unmarked version thereof.

General Changes

The lease for the property at which the Company is headquartered has been extended until March, 2009.

StockTrans, Inc., Ardmore, Pennsylvania, will be acting as the subscription agent and stock transfer agent for the Company and Firstrust Bank, Conshohocken, Pennsylvania, will act as custodian for the subscription funds. The agreements with each have been filed as exhibits.

Part I. Notification

Item 5. Unregistered Securities Issued or Sold Within One Year

1.   The deleted disclosure has been restored. Pursuant to our telephone conversation of yesterday, we have added language indicating that the persons to whom the stock was issued are employees of the Company, are knowledgeable about its operations, and have business experience and acumen. Although these employees may meet the sophistication test of Rule 506, the Company is relying on the exemption provided by Rule 505 of Regulation D for these transactions.

Part II. Offering Circular

Management's Discussion and Analysis

Financial Condition

2.   The correction has been made to the disclosure and appears on page 23.

Recurring Losses

3.   The requested disclosure has been added and appears on page 26 and a corresponding risk factor has been added and appears on page 3.

The Company would like to file for qualification as soon as possible and we appreciate your assistance in this matter.

Sincerely,



Lee W. Cassidy